Exhibit 99.1

Oriental Culture Holding LTD Announces Special Cash Dividend to Celebrate Fifth Anniversary of Nasdaq Listing

Hong Kong, January 12, 2026 — Oriental Culture Holding LTD (the “Company” or “Oriental Culture”) (Nasdaq: OCG) today announced that its Board of Directors has approved a special cash dividend to commemorate the fifth anniversary of the Company’s Nasdaq listing and to reward shareholders for their long-term support.

Details of the special cash dividend are as follows:

●	Dividend Type: Special cash dividend to all shareholders

●	Dividend Amount: US$0.05 per share

●	Record Date: January 22, 2026 (U.S. Eastern Time)

●	Payment Date: February 9, 2026 (U.S. Eastern Time)

All the shareholders of the Company as of the Record Date will be entitled to receive the special cash dividend.

Mr. Yi Shao, Chief Executive Officer of the Company, commented:

“After carefully considering the Company’s current operating needs and future growth plans, the Board has decided to distribute a portion of accumulated earnings from prior years to shareholders in the form of a special cash dividend. This dividend marks an important milestone in celebrating our fifth anniversary of Nasdaq Listing and represents our sincere appreciation to shareholders for their continued trust and support. We believe that returning value directly to shareholders while pursuing sustainable business growth is essential to creating long-term shareholder value.”

The special cash dividend was approved by the Company’s Board of Directors on January 8, 2026. The dividend will be paid in accordance with applicable laws and regulations, as well as Nasdaq listing requirements.

About Oriental Culture Holding LTD.

Oriental Culture Holding LTD is an online collectibles and artwork e-commerce service provider that allows collectors, artists, art dealers and owners to access a much bigger art trading market where they can engage with a wider range of collectibles or artwork investors than they could likely encounter without our platform. We currently facilitate trading by individual and institutional customers of various kinds of collectibles and artworks and certain commodities on our leading online platform owned by our subsidiary in Hong Kong. We also provide online and offline integrated marketing, storage and technical maintenance service to our customers in China. For more information about the Company, please visit: www.ocgroup.hk.

Forward-Looking Statement

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, objectives, goals, strategies, future events or performance, as well as underlying assumptions and other statements that are not historical facts. A company is making forward-looking statements when it uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate” or similar expressions that do not relate solely to historical matters. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the Company’s objectives and strategies; the Company’s future business development; financial condition and results of operations; demand for and acceptance of products and services; reputation and brand name; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions relating to any of the foregoing and the Company’s other risks contained in its reports filed with the Securities and Exchange Commission. For these reasons, we caution investors not to place undue reliance on any forward-looking statements contained in this press release. Additional factors are discussed in the Company’s filings with the Securities and Exchange Commission, which are available at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances arising after the date hereof.

For further information, please contact:

Company Contact.

IR Department

Email: IR@ocgroup.hk

Phone: +852- 3579-5532